EXHIBIT 99.3

Press Release

Fourth Quarter and Full Year 2001 Results

•	Sales Resilient, Results Impacted by Depreciation and Restructuring

•	Quarterly Positive Operating Cash Flow Tops €2 Billion

•	Net Debt Cut in Half to €2.7 Billion

Paris, January 31, 2002 – The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) met yesterday and approved fourth quarter and full year 2001 results. Group sales for the fourth quarter were €6,766 million, down 20% over pro-forma* sales of €8,505 million from the corresponding period a year earlier, while loss from operations totaled €368 million after €397 million of inventory write offs. This compares with pro-forma income of €832 million for the fourth quarter 2000. Quarterly net loss was €1,498 million for a diluted EPS of €-1.28 per A share ($-1.14 per ADS) compared with fourth quarter 2000 net income of €426 million, or diluted €0.36 per share ($0.34 per ADS).

Full year 2001 total group sales amounted to €25,353 million, down 5% compared to 2000 pro-forma sales of €26,788 million. Loss from operations totaled €361 million as opposed to pro-forma income of €2,082 million a year earlier. The annual net loss was €4,963 million, representing a diluted A share EPS of €-4.33 per share ($-3.85 per ADS), versus 2000 net income of €1,324 million, or €1.20 per share ($1.13 per ADS).

Alcatel’s Board of Directors will submit for the approval of the next Annual Shareholders’ Meeting on April 18, 2002, the distribution of a net dividend of €0.16 per A share, representing €0.24 per A share including tax credit, as compared to €0.48 and €0.72, respectively, in 2001. The global dividend payment would amount to €193 million versus €544 million in 2001. The dividend payment date should be April 22, 2002.

Key Figures

Amounts in millions of € except for EPS	Fourth Quarter			Full Year

	2001	2000	2000	2001	2000	2000
		Pro-Forma*	Actual		Pro-Forma*	Actual

Net Sales	6,766	8,505	9,689	25,353	26,788	31,408

Income from Operations	(368)	832	881	(361)	2,082	2,251

Net Income	(1,498)	NC	426	(4,963)	1,324	1,324

EPS in € (Diluted) •	(1.28)	NC	0.36	(4.33)	1.20	1.20

E/ADS in $ (Diluted) •	(1.14)	NC	0.34	(3.85)	1.13	1.13

•	Quarterly and annual EPS and E/ADS for 2000 and 2001 have been calculated based on the following outstanding A shares: 4Q 2001 — 1.144 billion; FY 2001 — 1.139 billion; 4Q 2000 — 1.181 billion; FY 2000 — 1.102 billion. 2001 E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.8901 as of December 31, 2001.

*	2001 fourth quarter and full year results reflect the Group’s new structure following the public offering of Nexans in June 2001. Nexans has been retroactively de-consolidated as of January 1, 2001.

Serge Tchuruk, CEO, commented, “After the record 41% telecom revenue increase in 2000, 2001 was a challenging year for Alcatel. Although revenues were up 13% in the first half, they were down almost 20% in the second half due to the world-wide downturn. Overall, 2001 sales were off only 5% as Alcatel’s business in Asia Pacific grew by 60% and we substantially increased our global market share in fixed and mobile networks, moving our group to the worldwide number one position for infrastructure vendors. The abrupt turnaround in telecom markets triggered a pipe line effect both on the cost of sales and on operating expenses. Their combined impact was compounded by write-offs and restructuring provisions which pushed the operating and net incomes into the red. Alcatel responded to this deteriorating environment by taking energetic actions to contain working capital and expenses. One of the more notable impacts is now seen in the substantial turnaround in our cash generating capability. Largely as the result of a €3 billion reduction in working capital, Alcatel generated over €2 billion in positive operating cash flow in the fourth quarter and was cash flow positive at the operating level for the entire year. Net debt stood at €2.7 billion at the end of 2001, considerably better than our target.

Concurrently, we have also been actively working at both increasing the flexibility of our operations and reducing our expenses to below the €5 billion quarterly breakeven point, to be reached during the course of 2002. Divestment and outsourcing programs are being executed swiftly, as witnessed by recent announcements concerning the sales of our enterprise distribution activity and a number of manufacturing plants in Europe. Restructuring is taking place as planned, mainly in Western Europe and the U.S.

These ongoing actions are even more crucial today as we expect 2002 to remain challenging. The first quarter will be weak with market softness compounding the usual seasonal effect. Compared to the fourth quarter of 2001 which was up 20% sequentially, we expect first quarter 2002 sales to decline by around 30%. Income from operations should be essentially unchanged sequentially by virtue of reduced costs and the non-reoccurrence of exceptional charges in Q4.

Overall, Alcatel should benefit in 2002 from the clean-up of our balance sheet completed at the end of 2001 and from the downward trending of quarterly expenses. The latter is largely associated with the shrinkage of the total workforce employed at the beginning of 2001. The world leading positioning of Alcatel in broadband technology should offer an excellent leverage as growing market needs, particularly at the access level, should at some point attract a higher proportion of operators’ reduced capital expenditures. We are also targeting an additional €1 billion reduction in operating working capital, further reducing the net debt, and a continuation of a positive cash flow stream in 2002. Even if markets remain soft, from the second quarter on we see sequential growth in quarterly sales and income from operations, with the full year income from operations turning positive.”

Fourth Quarter 2001 Results (unaudited)

•	Net sales: €6,766 million vs. pro-forma €8,505 million one year ago (-20.4% year-on-year; +20.6% sequentially).

•	Geographical distribution of sales:

Europe: USA: Asia:	54.5 17.8 13.6	% % %

RoW:	14.1%

•	Gross margin: 18%
•	Selling, general and administration (“SG&A”) costs: €893 million (13.2% of sales).
•	Research and development (“R&D”) expenses : €713 million (10.5% of sales).
•	Income from operations: €(368) million vs. pro-forma €832 million one year ago and included €397 million of inventory write-offs.
•	Earnings before tax and amortization of goodwill: €(1,670) million and included:

•	Net financing expenses of €248 million compared to €206 million during the same period last year.
•	Restructuring costs of €598 million compared to €27 million in Q4 2000.
•	Net other losses of €456 million (composed of €180 million in capital gains which was offset by €636 million in provisions) and compared to a loss of €9 million during the same period one year ago.

•	Net loss: €1,498 million and included a related tax credit of €396 million and goodwill amortization of €185 million.
•	Diluted A share EPS: €-1.28 ($-1.14 per ADS) based on an average of 1.144 billion A shares.
•	Operating working capital: €6,236 million, a sequential decrease of €2,938 million:

•	Net Inventory: €4,681 million, a sequential decline of €1,769 million, €627 million of which were write-offs.
•	Trade Receivables: €8,105 million, a sequential decrease of €801 million.
•	Trade Payables and customers’ deposits: €6,550 million, a sequential increase of €336 million.

•	Cash and equivalents: €5,013 million, up from €3,060 million at the end of Q4 2000.
•	Net Debt: €2,662 million (ratio to equity: 27%).
•	Net Cash provided by operating activities: €2,180 million.

Full Year 2001 Results

•	Net sales: €25,353 million vs. pro-forma €26,788 million one year ago (-5.4%).
•	Geographical distribution of sales:

Europe: USA: Asia: RoW:	50.6 19.4 13.4 16.6	% % % %

•	Gross margin: 25%
•	Selling, general and administration (“SG&A”) costs: €3,773 million (14.9% of sales).
•	Research and development (“R&D”) expenses : €2,867 million (11.3% of sales).
•	Income from operations: €(361) million vs. pro-forma €2,082 million one year ago and included €923 million of inventory write-offs.
•	Earnings before tax and amortization of goodwill: € (4,266) million and included:

•	Net financing expenses of €1,568 million compared to €435 million last year.
•	Restructuring costs of €2,124 million compared to €143 million in 2000.
•	Net other losses of €213 million (composed of €943 million in capital gains which was offset by €1,156 million in provisions) and compared to a gain of €623 million during the same period one year ago.

•	Net loss: €4,963 million and included a related tax credit of €1,261 million and goodwill amortization of €1,933 million.
•	Diluted A share EPS: €-4.33 ($-3.85 per ADS) based on an average of 1.139 billion A shares.

Business Highlights

Segment Analysis
€ in millions	Fourth Quarter		Full Year

	2001	2000*	2001	2000*

Sales:

Carrier Networking	2,894	3,784	11,478	11,761

Optics	1,866	2,286	7,540	7,110

e-Business	1,129	1,443	3,488	4,827

Space & Components	1,031	1,187	3,684	3,793

Other & Eliminations	(154)	(195)	(837)	(703)

Total	6,766	8,505	25,353	26,788

Income from Operations:

Carrier Networking	(60)	381	(165)	809

Optics	(291)	306	145	856

e-Business	(20)	44	(506)	110

Space & Components	(4)	104	155	269

Other	7	(3)	10	38

Total	(368)	832	(361)	2,082

Business Analysis of the quarter:

Carrier Networking

Fourth quarter revenue of €2,894 million was down 23.5% from €3,784 million one year ago. Broadband networking performed well in Europe and Asia Pacific as ATM sales maintained their market share gain momentum. Alcatel remained the world leader in ADSL technology and delivered 1.636 million DSL lines during the quarter compared with 2.445 million during the same period one year ago totaling 8 million lines in 2001 versus 6 million lines in 2000. GSM and GPRS mobile infrastructure sales were healthy in Eastern Europe and Asia Pacific. Network design, build and operational services continued to perform well though sales were down year-on-year as a major European contract was drawing to a close. Voice switching and DLC revenues slowed as a slowdown in Latin America and Western Europe combined with continued reduced spending the US.

Loss from operations was €60 million and compared with a gain of €381 million during the fourth quarter of 2000. Strong contributors were ATM switching, services and mobile infrastructure. Overall profitability was negatively impacted by lower voice switching and DLC sales volumes specifically in the US, a weak DSL quarter and inventory write-offs .

Optics

Revenue of €1,866 million for the Optics segment was down 18.4% from €2,286 million a year earlier. Terrestrial optical networking revenues remained solid in Europe and Asia Pacific as sales of ADM, Cross Connects and DWDM equipment enabled Alcatel to solidify market share gains. Though the US market remained severely depressed for long haul transmission, Alcatel was able to increase its DWDM sales in that market throughout the

*	2001 fourth quarter and full year results reflect the Group#s new structure following the public offering of Nexans in June 2001. Nexans has been retroactively de-consolidated as of January 1, 2001.

year. Optical fiber sales declined significantly, while sales in submarine networking were down over 40% compared to the fourth quarter of 2000. Optronics revenues were off by more than 50% year-on-year.

Loss from operations was €291 million compared to a gain of €306 million in the fourth quarter of 2000. Terrestrial transmission in Europe was able to maintain margins close to double digit. Optical fiber remained profitable thanks to restructuring efforts begun earlier in the year. Margins were negative in transmission in the US, submarine networking and Optronics, and were impacted by inventory write-offs.

Full details of Alcatel Optronics 4th quarter 2001 performance are explained in a separate earnings release today.

e-Business

Quarterly revenues of €1,129 million were down 21.8% from €1,443 million the same period last year. Sales of GSM mobile handsets rebounded as normalized inventory channels and a very successful new product launch combined to see 4.1 million units sold. In the Enterprise market, Genesys applications and voice networking solutions benefited from a pick-up in end user demand resulting in increased market share in 2001 versus 2000 in both activities. Sales of data networking solutions declined slightly although market share remained stable. Loss from operations was €20 million compared to a gain of €44 million last year. Satisfactory results from the Application and voice products were offset by significantly reduced handset losses and continuing R&D expenses associated with data networking product introductions planned for the second quarter of 2002.

Space & Components

Segment revenues were €1,031 million, a year-on-year decrease of 13.1% from €1,187 million. Telecommunication and scientific satellite sales were healthy, registering a gain of more than 25% year-on-year, while components and battery revenues were off by almost one third as the global economic and telecom slowdowns continued to have negative impacts.

The segment posted a loss from operations of €4 million as compared to a gain of €104 million in the fourth quarter of 2000. Profitability was reduced for both the components and battery division while satellites posted a loss in relation to cancelled contracts.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com/

Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to income from operations and net income for 2002; (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and the economy in general; and (iii) the expected level of benefits to Alcatel from its outsourcing, working capital and net debt reduction activities and restructuring programs. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its outsourcing, working capital and net debt reduction activities and restructuring programs and whether these programs will achieve their expected benefits; the current economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; price and product competition; dependence on new product development; reliance on major customers and suppliers; customer demand for Alcatel’s products and services; availability of manufacturing capacity, components and materials; control of costs and expenses; international growth; credit concerns that Alcatel’s customers in certain markets are facing; general conditions and growth rates in the telecommunications industry and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com

Alcatel Investor Relations Contacts
Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com

Upcoming Events/Announcements
April 18, 2002	Annual Shareholders' Meeting
April 22, 2002	Dividend Payment Date
April 25, 2002	First Quarter 2002 Earnings Release
July 25, 2002	Second Quarter 2002 Earnings Release
October 30, 2002	Third Quarter 2002 Earnings Release

Consolidated income statements

		in millions of euros

	2001	2000	1999

Net sales	25,353	31,408	23,023
Cost of sales	(19,074)	(22,193)	(16,412)

Gross profit	6,279	9,215	6,611

Administrative and selling expenses	(3,773)	(4,136)	(3,228)
R&D costs	(2,867)	(2,828)	(2,109)

Income from operations	(361)	2,251	1,275

Financial income (loss)	(1,568)	(435)	(181)
Restructuring costs	(2,124)	(143)	(380)
Other revenue (expense)	(213)	623	925

Income before amortization of goodwill, taxes and purchased R&D	(4,266)	2,296	1,639

Income tax	1,261	(497)	(368)
Share in net income of equity affiliates	(16)	125	210

Consolidated net income before amortization of goodwill and purchased R&D	(3,021)	1,924	1,481

Amortization of goodwill	(1,933)	(576)	(471)
Purchased R&D	(4)	(21)	(329)
Minority interests	(5)	(3)	(37)
Net income	(4,963)	1,324	644

Ordinary Shares (A)
Basic earnings per share (in euros)*	(4.33)	1.25	0.70
Diluted earnings per share (in euros)	(4.33)	1.20	0.69

Alcatel tracking stock (O) (Optronics division)**
Basic earnings per share (in euros)	(1.47)	0.14	—
Diluted earnings per share (in euros)	(1.47)	0.14	—

*	Net incomes per share of ordinary shares A have been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

**	Net income taken into account for the year 2000 from October 20, 2000, issuance date of the O shares.

Consolidated balance sheets at December 31

		in millions of euros

ASSETS	2001	2000	1999

Goodwill, net	5,257	7,043	7,054
Other intangible assets, net	472	504	313

Intangible assets, net	5,729	7,547	7,367

Property, plant and equipment	9,698	11,941	10,401
Depreciation	(5,496)	(7,283)	(6,578)

Property, plant and equipment, net	4,202	4,658	3,823

Share in net assets of equity affiliates	799	1,152	1,045
Other investments and miscellaneous, net	1,169	3,327	2,528

Investments	1,968	4,479	3,573

TOTAL FIXED ASSETS	11,899	16,684	14,763

Inventories and work in progress	4,681	7,415	3,960

Trade receivables and related accounts	8,105	10,659	8,461
Other accounts receivable	6,851	5,160	3,427

Accounts receivable	14,956	15,819	11,888

Marketable securities, net	490	443	669
Cash (net)	4,523	2,617	2,926

Cash and cash equivalents	5,013	3,060	3,595

TOTAL CURRENT ASSETS	24,650	26,294	19,443

TOTAL ASSETS	36,549	42,978	34,206

				in millions of euros

LIABILITIES AND SHAREHOLDERS' EQUITY	2001		2000	1999*

	Before	After	After	After
	Appropriation		Appropriation	Appropriation

Capital stock (Euro 2 nominal value :
1,215,254,797 shares A and 25,515,000 shares O issued at December 31, 2001; 1,212,210,685 shares A and 16,500,000 shares O at december 31, 2000; €10 nominal value: 199,895,247 shares A at December 31, 1999)	2,481	2,481	2,457	1,999
Additional paid-in capital	9,565	9,565	9,558	7,025
Retained earnings	4,771	(389)	4,719	4,315
Cumulative translation adjustments	(185)	(185)	(350)	(570)
Net income	(4,963)	—	—	—
Less treasury stock at cost	(1,842)	(1,842)	(2,023)	(1,237)

SHAREHOLDERS’ EQUITY	9,827	9,630	14,361	11,532

MINORITY INTERESTS	219	219	435	463

Accrued pension and retirement obligations	1,120	1,120	1,292	1,256
Accrued contract costs and other reserves (a)	4,154	4,154	3,005	3,277

TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,274	5,274	4,297	4,533

Bonds and notes issued	5,969	5,969	4,972	3,462
Other borrowings	1,706	1,706	2,418	2,383

TOTAL FINANCIAL DEBT	7,675	7,675	7,390	5,845
(of which medium and long-term portion)	5,879	5,879	5,577	3,478

Customers’ deposits and advances	1,693	1,693	1,560	1,107
Trade payables and related accounts (a)	5,080	5,080	6,393	4,600
Debts linked to bank activity	660	660	932	1,126
Other payables	6,121	6,318	7,610	5,000

TOTAL OTHER LIABILITIES	13,554	13,751	16,495	11,833

Total liabilities and shareholders’ equity	36,549	36,549	42,978	34,206

(a)	Creditor work in progress previously under the line “Accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

Consolidated statements of cash flows

		in millions of euros

	2001	2000	1999

Cash flows from operating activities
Net income	(4,963)	1,324	644
Minority interests	5	3	37
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization, net	1,279	1,189	1,050
- Amortization of goodwill and purchased R&D*	1,937	597	800
- Changes in reserves for pension obligations, net	41	24	(116)
- Changes in other reserves, net	2,001	(32)	(146)
- Net (gain) loss on disposal of non-current assets	(943)	(915)	(862)
- Share in net income of equity affiliates (net of dividends received)	88	(47)	(133)

Working capital provided by operations	(555)	2,143	1,274

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	1,117	(2,147)	(453)
- Decrease (increase) in inventories	1,186	(3,330)	(333)
- Increase (decrease) in accounts payable and accrued expenses	(1,203)	2,089	588
- Changes in reserves on current assets (including accrued contract costs), net (1)	—	—	—

Net cash provided (used) by operating activities	545	(1,245)	1,076

Cash flows from investing activities
Proceeds from disposal of fixed assets	182	107	191
Capital expenditures	(1,748)	(1,834)	(1,224)
Decrease (increase) in loans	299	(962)	(20)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(743)	(834)	(2,173)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	3,627	1,579	750

Net cash provided (used) by investing activities	1,617	(1,944)	(2,476)

Net cash flows after investment	2,162	(3,189)	(1,400)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,401)	(889)	(352)
Proceeds from issuance of long-term debt	1,744	2,565	1,756
Proceeds from issuance of shares	8	1,490	110
Dividends paid	(567)	(508)	(391)

Net cash provided (used) by financing activities	(216)	2,658	1,123

Net effect of exchange rate changes	7	(4)	59

Net increase (decrease) in cash and cash equivalents	1,953	(535)	(218)

Cash and cash equivalents at beginning of year	3,060	3,595	3,813

Cash and cash equivalents at end of year	5,013	3,060	3,595

*	Of which, purchased R&D relative to acquisitions: € 4 million in 2001, € 21 million in 2000 and € 329 million in 1999.

Information by business segment and by geographical area

a)    Information by business segment

     The tables below break down information by business segment ; they take into account of the new organisation effective since the second semester 2000, as well as the disposal of Nexans:

•	Networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.
•	Optics: terrestrial and submarine transmission, Optronics, optical fiber.
•	E-business: PBX, corporate networking.
•	Space and Components : mobile components, power systems and mechanical components for telecom systems, satellites, batteries.
•	Other : includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

     The new organisation takes into account the following changes:

•	the Satellites activities were transferred from the Internet and Optic segment, which was renamed Optics segment, to the Space and Components segment,
•	the Telecom Components segment is redistributed as follows:

•	the optical fiber activities and submarine cables are transferred to the Optics segment,
•	the Components activities are transferred to the Space and Components segment,
•	the telecom copper cables activities and network and data cables are part of the activities of Nexans group.

•	the energy cable segment (except batteries which are transferred to the Space and Components segment) are part of the activities of the Nexans Group.
•	enterprise and Consumer segment is renamed e-business.

The information has been restated for 2000 and 1999 to take into account this new segmentation. Information related to Nexans has been also restated.

The segment “others” is aggregated with the other four Telecom activity segments.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the “income from operations.”

in millions of euros and number of staff	Carrier Networking	Optics	E-business	Space and Components	Other	Total Group

2001

Sales
- segments	11,478	7,540	3,488	3,684	8	26,198
- between segments	(151)	(105)	(54)	(535)	—	(845)
Net sales	11,327	7,435	3,434	3,149	8	25,353
Income from operations*	(165)	145	(506)	155	10	(361)
Depreciation of property, plant and equipment	396	354	104	132	8	994
Appropriation reserves	(6)	423	22	13	(88)	364
(current assets and accrued contract costs)
Capital expenditures	332	901	65	176	2	1,476
Property, plant and equipment	1,236	2,051	175	696	44	4,202
Inventories and work in progress	1,874	2,061	244	501	—	4,680
Other current assets from operations (a)	3,768	2,622	819	1,291	102	8,602
Total assets from operations	6,878	6,734	1,238	2,488	146	17,484
Staff	45,444	19,936	14,148	19,074	712	99,314

*	For 2001, due to their unusual amounts, reserves on receivables, exceptional expenses linked to the interruption of contracts and costs linked to discontinued operations, have been reclassified under the line “other revenue (expense).”

(a)	Total current assets from operations for reportable segments	8,865
	Eliminations of inter-segment operations	(263)

	Total consolidated trade receivables and advances	8,602

in millions of euros and number of staff	Carrier Networking	Optics	E-business	Space and Components	Other	Total Group

2000 restated

Sales
- segments	11,761	7,110	4,827	3,793	61	27,552
- between segments	(17)	(108)	(15)	(599)	(25)	(764)
Net sales	11,744	7,002	4,812	3,194	36	26,788
Income from operations	809	856	110	269 *	38	2,082
Depreciation of property, plant and equipment	361	257	111	154	14	897
Appropriation reserves	203	2	184	(70)	—	319
(current assets and accrued contract costs)
Capital expenditures	395	599	165	189	14	1,362
Property, plant and equipment	1,247	1,309	374	792	115	3,837
Inventories and work in progress	2,996	2,374	827	515	—	6,712
Other current assets from operations (a)	4,064	3,270	1,020	1,606	121	10,081
Total assets from operations	8,307	6,953	2,221	2,913	236	20,630
Staff	49,988	22,432	16,255	24,040	697	113,412

*	For 2000, due to its unusual amount, the reserve on receivable (€ 25 million) Globalstar has been classified under the line “other income and expenses.”

(a)	Total current assets from operations for reportable segments	10,081
	Nexans' operational assets	1,012
	Eliminations of inter-segment operations	(304)

	Total consolidated trade receivables and advances	10,789

1999 restated

Sales
- segments	7,460	5,023	3,625	3,311	61	19,280
- between segments	(21)	(20)	(25)	(411)	(33)	(510)
Net sales	7,439	5,003	3,600	2,900	28	18,970
Income from operations	294	614	35	188	6	1,137
Depreciation of property, plant and equipment	254	173	121	146	15	709
Appropriation reserves	NA	NA	NA	NA	NA	NA
(current assets and accrued contract costs)
Capital expenditures	259	265	147	197	10	878
Property, plant and equipment	1,076	786	315	770	83	3,030
Inventories and work in progress	1,242	1,174	531	394	(3)	3,338
Other current assets from operations (a)	3,102	2,312	1,113	1,401	116	8,044
Total assets from operations	5,420	4,272	1,959	2,565	196	14,412
Staff	41,877	18,729	15,389	20,584	704	97,283

(a)	Total current assets from operations for reportable segments	8,044
	Nexans' operational assets	856
	Eliminations of inter-segment operations	(243)

	Total consolidated trade receivables and advances	8,657

b) Information by geographical segment

					in millions of euros and number of staff

	France	Germany	Rest of	Asia	United	Rest of	Conso-
			Europe		States	world	lidated

2001
Net sales
- by subsidiary location	7,744	2,645	5,562	1,875	5,028	2,499	25,353
- by geographical market	3,981	2,084	6,746	3,396	4,930	4,216	25,353
Income from operations	(239)	244	65	90	(594)	73	(361)
Property, plant and equipment, net	1,187	371	1,218	88	1,041	297	4,202
Total Assets	16,960	1,782	8,272	1,404	5,588	2,543	36,549
Staff	31,123	13,050	28,286	5,090	11,491	10,274	99,314

2000 restated
Net sales
- by subsidiary location	8,939	2,023	5,869	907	6,424	2,626	26,788
- by geographical market	3,784	2,063	7,828	2,132	6,192	4,789	26,788
Income from operations	614	133	661	93	421	160	2,082
Property, plant and equipment, net	1,081	346	904	85	1,054	367	3,837
Total Assets	15,760	1,915	9,423	1,069	8,020	3,441	39,628
Staff	33,095	13,845	30,080	4,691	17,298	14,403	113,412

1999 restated
Net sales
- by subsidiary location	5,585	1,826	5,586	708	3,281	1,984	18,970
- by geographical market	2,906	1,480	6,638	1,613	3,662	2,671	18,970
Income from operations	208	28	375	103	245	178	1,137
Property, plant and equipment, net	846	326	746	72	797	243	3,030
Total Assets	NA	NA	NA	NA	NA	NA	NA
Staff	31,272	13,176	27,339	4,003	14,332	7,161	97,283

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.